 ===================================================================================================================

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
December 31, 2000

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

===================================================================================================================

*Inquiries concerning this Form U-9C-3 should be directed to:  Bernard F. Roberts
                                                               Cinergy Corp.
                                                               139 East Fourth Street
                                                               Cincinnati, Ohio  45202
                                                               (513) 287-2090

TABLE OF CONTENTS

 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      2
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      4
           Part II - Transactions Performed by Associate Utility

ITEM 1. ORGANIZATION CHART

                                                                         Energy or                                              Percentage of
                                                                        Gas-Related          Date of          State of             Voting                    Nature of
Name of Reporting Company                                                 Company          Organization      Organization      Securities Held                Business

OMITTED FOR THE FOURTH CALENDAR QUARTER PURSUANT
TO INSTRUCTIONS FOR "ITEM 1".

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

          Associate Company                             Energy-Related                                     Type of                            Net Change in
           Advancing Funds                          Company Receiving Funds                              Transaction                    Borrowings/Contributions
--------------------------------------    --------------------------------------------------     ----------------------------------    ----------------------------------
                                                                                                                                                (in thousands)
Cinergy Investments, Inc.                 Cinergy Supply Network, Inc.                           Open account advance                           $      16,477

Cinergy Investments, Inc.                 Cinergy Capital & Trading, Inc.                        Open account advance                                  19,755

Cinergy Investments, Inc.                 Cinergy Engineering, Inc.                              Open account advance                                     215

Cinergy Investments, Inc.                 Cinergy Technology, Inc.                               Open account advance                                       5

Cinergy Capital & Trading, Inc.           CinCap IV, LLC                                         Open account repayment                                   (43)

Cinergy Capital & Trading, Inc.           CinCap V, LLC                                          Open account repayment                                   (86)

Cinergy Capital & Trading, Inc.           Cinergy Marketing & Trading LLC                        Open account advance                                  25,000

Cinergy Solutions Holdings Company,
Inc.                                      Cinergy EPCOM, LLC                                     Open account repayment                                (1,948)

Cinergy Solutions Holdings Company,
Inc.                                      Cinergy EPCOM College Park, LLC                        Open account advance                                     171

Cinergy Solutions Holdings Company,
Inc.                                      Cinergy Solutions of Tuscola, Inc.                     Open account advance                                   3,492

Cinergy Solutions Holdings Company,
Inc.                                      Trigen-Cinergy Solutions LLC                           Open account repayment                                  (129)

Cinergy Solutions Holdings Company,       Trigen-Cinergy Solutions of Ashtabula, LLC
Inc.                                                                                             Open account advance                                   2,282

Cinergy Solutions Holdings Company,       Trigen-Cinergy Solutions of
Inc.                                      Baltimore LLC                                          Open account repayment                                  (624)

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS* (Continued)

       Associate Company                                 Energy-Related                                  Type of                          Net Change in
        Advancing Funds                              Company Receiving Funds                            Transaction                   Borrowings/Contributions
--------------------------------------     -------------------------------------------------     ------------------------------     ---------------------------------

Cinergy Solutions Holdings Company,        Trigen-Cinergy Solutions of Boca Raton LLC
Inc.                                                                                             Open account advance                                   17

Cinergy Solutions Holdings Company,        Trigen-Cinergy Solutions of Cincinnati LLC
Inc.                                                                                             Open account repayment                               (107)

Cinergy Solutions Holdings Company,        Trigen-Cinergy Solutions of Orlando LLC
Inc.                                                                                             Open account repayment                                 (2)

Cinergy Solutions Holdings Company,        Trigen-Cinergy Solutions of Owings Mills LLC
Inc.                                                                                             Open account advance                                  235

Cinergy Solutions Holdings Company,        Trigen-Cinergy Solutions of College Park, LLC
Inc.                                                                                             Open account advance                                  296

Cinergy Solutions Holdings Company,        Trigen-Cinergy Solutions of Rochester, LLC
Inc.                                                                                             Open account repayment                               (542)

Cinergy Solutions Holdings Company,        Trigen-Cinergy Solutions of
Inc.                                       Tuscola LLC                                           Open account advance                                   13

Cinergy Solutions Holdings Company,        Trigen-Cinergy Solutions of Silver Grove LLC
Inc.                                                                                             Open account advance                                  100

Cinergy Solutions, Inc.                    Shreveport Red River Utilities, LLC                   Open account advance                                  253

Cinergy Global Power, Inc.                 San Gorgonio Westwinds II, LLC                        Open account repayment                               (476)

*Item 2 excludes an increase in guarantees issued on behalf of energy-related companies by Cinergy or its subsidiaries during the fourth quarter of 2000 totaling approximately $128 million.  These guarantees are included in Item 4. Summary of Aggregate
Investment.

ITEM 3. ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

              Reporting Company                                 Associate Utility Company                  Types of Services                   Total Amount
             Rendering Services(1)                                 Receiving Services                          Rendered                           Billed
-----------------------------------------------------      -----------------------------------     -----------------------------------     ---------------------
                                                                                                                                              (in thousands)

                                                                                                   Line locating, meter reading, and
                                                             The Cincinnati Gas & Electric         underground construction services
Reliant Services, LLC                                                   Company                                                                          $460

                                                                                                   Line locating, meter reading, and
                                                                                                   underground construction services
Reliant Services, LLC                                               PSI Energy, Inc.                                                                    1,409

                                                                                                   Line locating, meter reading, and
                                                            The Union Light, Heat and Power        underground construction services
Reliant Services, LLC                                                   Company                                                                            36

(1)      All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May
         4, 1999, exhibits B-1, B-2, and B-3).

ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

  Associate Utility Company Rendering Services(1)         Reporting Company Receiving Services         Types of Services Rendered           Total Amount Billed
-----------------------------------------------------      -----------------------------------     -----------------------------------     ---------------------
                                                                                                                                              (in thousands)
                                                                                                      Engineering and construction
                  PSI Energy, Inc.                                 Cinergy EPCOM, LLC                           services                                 $ 44

                                                                   Cinergy Capital &
                  PSI Energy, Inc.                                    Trading, Inc.                        Consulting services                             17

                  PSI Energy, Inc.                                 CinCap MVC OpCo, LLC                    Maintenance services                           172

                                                                   Cinergy Solutions of
                  PSI Energy, Inc.                                    Tuscola, Inc.                        Maintenance services                            26

                                                                   Cinergy Capital &
       The Cincinnati Gas & Electric Company                      Trading, Inc.                        Construction services                           11

       The Cincinnati Gas & Electric Company                   CinCap MVC OpCo, LLC                    Maintenance services                           289

                                                                                                       Engineering and construction
       The Cincinnati Gas & Electric Company                   Cinergy EPCOM, LLC                           services                                  106

(1)      All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May
         4, 1999, exhibits B-1 and B-2).

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                                          December 31,2000
                                                                                 -----------------------------------
                                                                                           (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of December 31, 2000             $6,897,364

   Total capitalization multiplied by 15%                                                             $1,034,605

   Greater of $50 million or total capitalization multiplied by 15%                                    1,034,605

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1)                                      12,925
         Energy-related business category "v" (2)                                      468,138
         Energy-related business category "vi" (3)                                      14,081
         Energy-related business category "vii" (4)                                     46,727
         Energy-related business category "viii" (5)                                   126,146

     Total current aggregate investment                                                                  668,017

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system                                                            $366,588

(1)  Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)  Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(3)  Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4)  Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and
      environmental licensing, testing and remediation.

(5)  Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the
      Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

ITEM 5. OTHER INVESTMENTS

     Major Line of Energy-Related                  Other Investment in Last                  Other Investment in this                       Reason for Difference in
              Business                                   U-9C-3 Report                              U-9C-3 Report                              Other Investment
-----------------------------------------       ----------------------------------       -------------------------------------       -------------------------------------
                                                                               (in thousands)

NONE

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

OMITTED FOR THE FOURTH CALENDAR QUARTER PURSUANT TO INSTRUCTIONS FOR "ITEM 6".

(b)  Exhibits

None

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Cinergy Corp.
                                           ---------------------------------
                                                        Registrant

Dated:  March 29, 2001

                                           By __/s/  Bernard F. Roberts
                                              ------------------------------------------
                                                     Bernard F. Roberts
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the third quarter of 2000 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602